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                                          January 22, 1999

Dear Shareholders:

   On behalf of the Board of Directors of AG Associates, Inc., I am pleased to inform you that on January 18, 1999, AG Associates entered into a definitive agreement with STEAG Electronic Systems GmbH, located in Essen, Germany ("STEAG"), and a wholly owned subsidiary of STEAG, MIG Acquisition Corporation ("Purchaser"). The definitive agreement (the "Merger Agreement") provides for the acquisition of AG Associates by STEAG through Purchaser. Purchaser has commenced today a cash tender offer to purchase all of the outstanding shares of AG Associates' common stock, at $5.50 per share, in cash, without interest (the "Offer"). An Offer to Purchase, dated January 22, 1999, and other materials relating to the Offer are enclosed with this letter.

   Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into AG Associates (the "Merger") and AG Associates will become a wholly owned subsidiary of STEAG. If you do not tender your shares in the Offer, upon completion of the Merger, you will receive $5.50, in cash, without interest, for each share of common stock you then hold, unless you are entitled to and properly exercise dissenters' rights with respect to the Merger.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF AG ASSOCIATES AND IS RECOMMENDING THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of SoundView Technology Group, Inc. that, as of January 5, 1999, the consideration to be received by the shareholders in the Offer and Merger is fair, from a financial point of view, to the shareholders. The factors considered by the Board of Directors, including current market conditions, are described beginning on page 17 in the Solicitation/Recommendation Statement on
Schedule 14D-9, which is enclosed with this letter. The text of the fairness opinion is included in Appendix A to the Schedule 14D-9.

   The enclosed Offer to Purchase, dated January 22, 1999, and related materials, including a Letter of Transmittal to be used to tender your shares to the Purchaser, state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read these materials carefully and, if you concur with the Board's recommendation, tender your shares to Purchaser.

   If you have any questions as to this transaction, please call me at 408-935-2001, or our CFO, Mr. Kirk Johnson, at 408-935-2004.

                                          Sincerely,

                                          /s/ ARNON GAT

                                          Arnon Gat, Ph.D.
                                          Chief Executive Officer and
                                          Chairman of the Board